UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 1 4-F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14 f -1 THEREUNDER

ENVIRONMENTAL MONITORING AND TESTING CORPORATION
(Exact name of registrant as specified in its corporate charter)

Delaware	62-1265486
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

6767 West Flamingo Road Suite 203
Las Vegas, Nevada  89103
(702) 376-3373
(Address and Telephone Number)

INFORMATION STATEMENT
PURSUANT TO SECTION 1 4-F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14 f -1 THEREUNDER

ENVIRONMENTAL MONITORING AND TESTING CORPORATION

GENERAL

This Information Statement is being delivered on or about November 21, 2003 to the holders of shares of common stock, par value $0.01 (the “Common Stock”) of Environmental Monitoring and Testing Corporation, a Delaware Corporation (“the Company”).  You are receiving this Information Statement in connection with the appointment of a new member to the Company’s Board of Directors (“the Board”).

On November 6, 2003, EVMT entered into a project acquisition agreement with Dragon City Hotel Corporation, a Nevada private company, (“DCHC”) whereby DCHC puts into the Corporation its hotel project in Las Vegas Nevada for review by the Board in return for 23,741,000 restricted Common shares.

Following this transaction Timothy Cammel was appointed to the Board of Directors on November 10, 2003, and the old Directors being: Vincent A Ferri, Martin Jacoby and Dennis Jacoby, will resign effective December 1, 2003, to ensure a smooth transition.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY , YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company.

On November 21, 2003, there were 6,184,000 shares of the Company outstanding.  Each share of Common stock entitles the holder thereof to vote one vote on each matter that may come before a meeting of the stockholders.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of November 21, 2003, certain information with respect to the Company’s equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all directors and executive officers as a group.

Amount and Title of Class	Name and Address of Beneficial Owner	Nature of Beneficial Ownership	Percentage of Class
Common Stock	First Colony Portfolio LV	2,000,000	32.3%

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represent securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days.  Accordingly the numbers assume a closing has occurred.

Change In Control

On November 31, 2003, First Colony Portfolio LV will control 32.3% of the company’s Common Stock and 2,398,817 is held as Treasury Stock with 1,785,183 being issued and outstanding to third parties giving First Colony Portfolio NV an effective 52.8% control

Since the Treasury stock does not vote.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer or owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers.

The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person.  Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement.  The executive officers of the Company are elected annually by the Board.  The directors serve one year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board.  Unless described below, there are no family relationships among any of the directors and officers.

Name

	Age	Position(s)
Timothy Cammel	35	Director

Certain Relationships and Related Transactions

Not applicable.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The Company does not pay any cash salaries to any officers or directors.

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2002.  Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, bonus awards, the number of stock granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

	Annual Paid Compensation				Long Term Compensation Awards Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options SARS (#)	LTIP Payouts ($)	All Other Compensation ($)
Timothy Cammel, President	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
OPTION/SAR GRANTS IN LAST FISCAL YEAR
(INDIVIDUAL GRANTS)
Name	Number of Securities Underlying Optons/SAR’S Granted (#)	Percent of Total Options/SAR’S Granted to Employees in Fiscal Year	Exercise of Base Price ($/SH)	Expiration Date
Timothy Cammel	-0-	-0-	-0-	N/A
AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION/SAR VALUES
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Securities Underlying Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in The-Money Option/SARs at FY-End ($) Exercisable/Unexercisable
Timothy Cammel	N/A	N/A	NONE	N/A

Dated:                November 24, 2003                                    By Order of the Board of Directors

                                                                                                /s/ Timothy Cammel
                                                                                                     Timothy Cammel, President